

April 1, 2011

Mr. John A. Schissel
Executive Vice President, Chief Financial Officer
BRE Properties, Inc.
525 Market Street, 4th Floor
San Francisco, California 94105-2712

  Re: BRE Properties, Inc.
    Form 10-K for the year ended 12/31/2010
    Filed on 2/18/2011
    File No. 001-14306

Dear Mr. John A. Schissel:

  We have reviewed your filings and have the following comments. In some of our comments we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing the information you provide in response to these comments, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2010

Item 2 - Properties, page 19

1. We note your disclosure that "same store" properties are defined as properties that have been completed, stabilized and owned by you for at least two years. In future periodic filings, to the extent a property is removed from the same store portfolio during the reporting period, please include footnote disclosure identifying the property.

2. In future periodic filings, please include quantitative disclosure on the impact tenant expense reimbursements and concessions, such as free rent, have on average "market rents."

Development Properties, page 21

3.   In future periodic filings, please clarify whether leasing costs are included in
         development costs.

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of
Operations

Results of Operations, page 29

4.   In future periodic filings, please clarify if rental revenues include lease termination
         fees and, if so, disclose the amount of those fees.

Liquidity and Capital Resources, pages 35 - 39

5.   In future periodic filings, please include additional analysis of your capitalized
         expenditures by breaking down total capital expenditures between new development,
         redevelopment/renovations and other cap-ex by year. In addition please provide a
         narrative discussion for fluctuations from year to year and expectations for the future.

Note 2 – Summary of Significant Accounting Policies

Investments in Rental Properties, pages 59 – 60

6.   We note that you capitalize direct and indirect costs such as interest and property
         taxes incurred to ready the assets for their intended use.   Please clarify what other
         types of direct and indirect costs are capitalized beyond interest and property taxes.
         In regards to indirect costs, if you capitalize soft costs such as payroll and other G&A
         costs, please tell us the methodology utilized to determine the amounts to be allocated
         to each specific asset.   In addition please tell us the amount of payroll that was either
         capitalized or deferred in the past three years.

         We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes the information the Securities
Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and
its management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

         In responding to our comments, please provide a written statement from the company
acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the
       filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Wilson K. Lee at (202) 551 – 3468 or me at (202) 551 – 3486 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra Hunter at (202) 551 - 3758 or Tom Kluck at (202) 551 – 3233 with any other questions.

Sincerely,

Daniel L. Gordon
Branch Chief